Writer’s Direct Contact

213/892-5251

HCohn@mofo.com

July 16, 2012

Via EDGAR Filing and Overnight Delivery

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVP REIT, Inc. (formerly known as MVP Monthly Income Realty Trust, Inc.)
Amendment No. 4 to the Registration Statement on Form S-11
Filed July 16, 2012
(File No. 333-180741)

Dear Mr. McTiernan:

On behalf of our client, MVP REIT, Inc. (the “Company”), we are transmitting for filing Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-11 (File No. 333-180741) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 3 to the Registration Statement filed with the Securities and Exchange Commission on July 9, 2012.

The Amendment is being filed to disclose that, on July 13, 2012, Michael V. Shustek, the principal executive officer of the Company’s advisor, acquired 20% of the outstanding membership interests of Ashton Garnett Securities, LLC, as well as an option to acquire the remaining 80% within the next nine months, subject to FINRA approval. Ashton Garnett Securities, LLC will serve as an additional selling agent for the offering of the Company’s shares under the Registration Statement. See pages 13, 14, 77 and 166 of the Amendment.

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Michael McTiernan

July 16, 2012

Page Two

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Ben Chung at (213) 892-5562.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

cc:	Erin E. Martin — Securities and Exchange Commission
Jorge Bonilla — Securities and Exchange Commission
Dan Gordon — Securities and Exchange Commission
Michael V. Shustek — MVP REIT, Inc.
Ira Levine, Esq. — Levine Garfinkel & Eckersley
Sharon A. Kroupa, Esq. – Venable LLP